UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company Corporate Taxpayer's ID No. 60.746.948/0001-12

Material Fact

In accordance with paragraph 4 of Article 157 of Law No. 6,404/1976 and CVM Instruction No. 358/2002, Banco Bradesco S.A. hereby announces to the market its 2019 growth guidance:

Indicator	Guidance
Expanded Loan Portfolio	9% to 13%
Earning Portion	4% to 8%
Fee and Commission Income	3% to 7%
Operating Expenses (Administrative and Personnel expenses)	0% to 4%
Income from Insurance, Pension Plans and Capitalization (*)	5% to 9%
Expended ALL Expenses (R$ billions)	R$11.5 to R$14.5

(*) It includes the financial result of the operations. The new form of presentation of this account better reflects the performance of insurance activities.

For further details, we suggest you check the Report on Economic and Financial Analysis – 4th quarter/2018, available on banco.bradesco/ri

The projections are not guarantees of future performance and involve risks and uncertainties given that they are based on assumptions, and that they depend on future events that may not happen.

Cidade de Deus, Osasco, SP, January 31, 2019

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive Deputy Officer and

Investor Relations Officer

For any questions or more information, please contact the Market Relations Department (DRM) at +55 (11) 2194-0922 or investors@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 31, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.